As filed with the Securities and Exchange Commission on July 7, 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

PRIORITY INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
74272V107 – Class R Common Stock
74272V206 – Class RIA Common Stock
74272V305 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

John J. Mahon, Esq.
Cynthia R. Beyea, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)
$503,643.90	$58.52

(a)
The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 39,657 shares of common stock of Priority Income Fund, Inc. at a price equal to $12.70 per share as of the date of this filing, which is subject to change.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $58.52	Filing Party: Priority Income Fund, Inc.
	Form or Registration No.: Schedule TO	Date Filed: May 22, 2015

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO
This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on May 22, 2015, as amended and supplemented by Amendment No.1 filed on June 18, 2015 (the “Schedule TO”), by Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company and is incorporated in the State of Maryland (the “Company”), relating to the offer by the Company to purchase up to 39,657 shares of the Company’s issued and outstanding common stock, par value $0.01 per share (the “Shares”) (which number represents the lesser of (i) the number of shares the Company can repurchase with the proceeds it received from the issuance of Common Stock under the Company’s distribution reinvestment plan during the three months ended March 31, 2015 or (ii) 5.0% of the weighted average number of Common Stock outstanding in the prior four calendar quarters). The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constituted the “Offer”).  The Offer expired at 12:00 Midnight, Eastern Time, on June 26, 2015, and a total of 4,702.396 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 4,702.396 Shares validly tendered and not withdrawn at a price equal to $12.70 per Share for an aggregate purchase price of approximately $59,720.43.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 7, 2015

Priority Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President